Exhibit 11

(IN THOUSANDS EXCEPT PER SHARE DATA)
	First Quarter
	2009	2008
Net Earnings (1)	$10,854	$6,250

Weighted average common shares outstanding (2)	6,849	6,840

Common share equivalents relating to stock options when dilutive	––	––

Adjusted common and common equivalent shares for computation (3)	6,849	6,840

Net earnings per share:
Basic (1 divided by 2)	$1.58	$0.91
Diluted (1 divided by 3)	$1.58	$0.91